POINTS.COM INC.

CERTIFICATE PURSUANT TO SECTION 2.20 OF
NATIONAL INSTRUMENT 54-101 -
COMMUNICATION WITH BENEFICIAL OWNERS OF
SECURITIES OF A REPORTING ISSUER

Reference is made to the special meeting (the "Meeting") of shareholders of Points.com Inc. (the "Corporation") to be held on June 23, 2022. I, Erick Georgiou, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation, and not in my personal capacity, that:

(a) arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101");

(b) arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c) the Corporation is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term "proxy-related materials" as used in this Certificate shall have the meaning given to it in NI 54-101.

DATED as of the 25th day of May, 2022.

POINTS.COM INC.

By:	(signed) Erick Georgiou
Name: Erick Georgiou
Title: Chief Financial Officer